LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

October 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief

Re:	TransBiotec, Inc. Item 4.01 Form 8-K Filed April 15, 2014 File No. 000-53316

Dear Ms. Shenk:

We herein provide the following responses to your comment letter dated June 27, 2014, regarding the above-mentioned Current Report on Form 8-K (the “Original Filing”) for TransBiotec, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

General

1.

We note that you have requested that Ronald R. Chadwick, P.C. furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

The Company has contacted Ronald R. Chadwick, P.C. on several occasions to request that it supply the required letter. However, Ronald R. Chadwick, P.C. is refusing to furnish the required letter until it is paid all amounts it alleges are due to it from the Company. At this time the Company is not in a financial position to pay Ronald R. Chadwick, P.C. the amounts it claims are owed, and, as a result, has not been able to obtain the required letter. Notably, Ronald R. Chadwick, P.C. has not claimed that it cannot or will not supply the required letter and has not made any statements to the Company to indicate that it in any way disagrees with the Company’s disclosure in the Form 8-K. The Company will continue to attempt to obtain the letter from Ronald R. Chadwick, P.C. but at this time does not believe it will get the letter until Ronald R. Chadwick is paid in full. Once the Company obtains the letter it will file an amended Form 8-K/A and include the required letter.

LAW OFFICES OF CRAIG V. BUTLER

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

October 3, 2014

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.

 LAW OFFICES OF CRAIG V. BUTLER

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

October 3, 2014

[TransBiotec, Inc. Letterhead]

October 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief

Re:	TransBiotec, Inc. Item 4.01 Form 8-K Filed April 15, 2014 File No. 000-53316

Dear Ms. Shenk:

TransBiotec, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on October 3, 2014:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Charles Bennington
Charles Bennington
President